SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

A.C. MOORE ARTS & CRAFTS, INC.

(Name of Subject Company (issuer))

Nicole Crafts LLC

Sbar’s Acquisition Corporation

(Names of Filing Persons (offeror))

Adolfo Piperno

(Names of Filing Persons (other Person(s)))

Common Stock, no par value

(Title of Class of Securities)

00086T103

(CUSIP Number of Class of Securities)

Adolfo Piperno

Nicole Crafts LLC

14 Sbar Boulevard

Moorestown, New Jersey 08057

(856) 234-8220

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

M. Todd Wade

Robert D. Klingler

Bryan Cave LLP

1201 West Peachtree Street, NW

Fourteenth Floor

Atlanta, Georgia 30309

(404) 572-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$40,699,581	$4,664.17

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This amount assumes the purchase of up to 25,437,238 shares of Common Stock, no par value (the “Shares”), of A.C. Moore Arts & Crafts, Inc. at a purchase price of $1.60 per share. Such number of Shares consists of (i) 25,428,753 Shares issued and outstanding as of October 3, 2011, and (ii) 8,485 Shares that are expected to be issuable before the expiration of the tender offer under stock appreciation rights.

**	Pursuant to Rule 0-11 of the Exchange Act, the amount of the filing fee is calculated by multiplying the transaction value by 0.00011460.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,664.17	Filing Party: Nicole Crafts LLC, Sbar’s Acquisition Corporation, and Adolfo Piperno
Form or Registration No.: Schedule TO	Date Filed: October 18, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

On October 31, 2011, Amendment No. 2 to the Schedule TO (defined below) was filed by Sbar’s Acquisition Corporation, a Pennsylvania corporation and a wholly owned subsidiary of Nicole Crafts LLC, a Delaware limited liability company that is controlled by Adolfo Piperno (the “Original Amendment No. 2”). Item 12 to the Original Amendment No. 2 indicated that a Form of Letter to Plan Participants in the A.C. Moore 401(k) Plan was attached as Exhibit (a)(1)(H). However, due to a printer system error, Exhibit (a)(1)(H) was inadvertently omitted from the Original Amendment No. 2. This Amendment No. 2 is intended to correct the error and to include Exhibit (a)(1)(H). This Amendment No. 2 replaces and supersedes the Original Amendment No. 2 in its entirety.

*                *                *

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on October 18, 2011, as amended by Amendment No. 1 filed on October 26, 2011 (as so amended, the “Schedule TO”), by Sbar’s Acquisition Corporation, a Pennsylvania corporation (“Purchaser”) and a wholly owned subsidiary of Nicole Crafts LLC, a Delaware limited liability company (“Parent”) that is controlled by Adolfo Piperno, relating to the tender offer by Purchaser, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended, to purchase all of the issued and outstanding shares of Common Stock, no par value (the “Shares”), of A.C. Moore Arts & Crafts, Inc., a Pennsylvania corporation (the “Company”), at a price of $1.60 per Share to the sellers thereof in cash without interest and less any required withholding taxes. All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Offer to Purchase.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.

Item 11.	Additional Information

Section (a)(5) of Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On October 26, 2011, a putative class action lawsuit captioned Raul v. Joyce, et al., Case ID: 111003505, was filed in the Court of Common Pleas Philadelphia County. The complaint names as defendants the members of the Company’s Board, as well as Parent and Purchaser. The Company was named as a nominal defendant. The plaintiff brought this class and derivative action on behalf of the public shareholders of the Company, and derivatively on behalf of the Company, against the Company’s Board for alleged breaches of fiduciary duties in connection with the Transactions. The complaint alleges, among other things, that the Company’s Board breached its fiduciary duties of care, loyalty, good faith, independence and candor and that the Company and Sbar’s aided and abetted such purported breaches. The complaint further alleges that the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 omits material information. The complaint seeks, among other things, injunctive relief, including enjoining the Transactions; rescinding the Transactions or awarding rescissionary damages in the event the Transactions are consummated prior to the court’s final judgment; directing the defendants to account for profits and benefits obtained by the defendants on account of the purported breaches of fiduciary duties; and an award of attorneys’ fees and other fees and costs, in addition to other relief. Parent and Purchaser believe the plaintiff’s allegations lack merit and intend to contest them vigorously; however, there can be no assurance that Parent and Purchaser will be successful in their defense.”

Section (b) of Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“Communication to 401(k) Plan Participants

On October 31, 2011, participants in the A.C. Moore 401(k) Plan (the “401(k) Plan”) were sent a letter from the Company informing such participants that, if a participant elects to tender all or a portion of Shares allocated to such participant’s account (the “Allocated Shares”) and such Shares are accepted in connection with the Offer, the proceeds received for such Allocated Shares tendered in the Offer will remain in the 401(k) Plan and will be invested in a designated investment fund available under the 401(k) Plan, provided that each participant may elect to redirect the proceeds to any other investment fund available under the 401(k) Plan at any time once the proceeds have been allocated to the participant’s account under the 401(k) Plan.”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(1)(H)	Form of Letter to Plan Participants in the A.C. Moore 401(k) Plan dated October 31, 2011.

(a)(5)(E)	Class Action and Shareholder Derivative Suit Complaint dated October 26, 2011 (Raul v. Joyce, et al.).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2011

NICOLE CRAFTS LLC

By:	/S/ ADOLFO PIPERNO
Adolfo Piperno
President

SBAR’S ACQUISITION CORPORATION.

By:	/S/ ADOLFO PIPERNO
Adolfo Piperno
President

/S/ ADOLFO PIPERNO
Adolfo Piperno

EXHIBIT INDEX

(a)(1)(H)	Form of Letter to Plan Participants in the A.C. Moore 401(k) Plan dated October 31, 2011.

(a)(5)(E)	Class Action and Shareholder Derivative Suit Complaint dated October 26, 2011 (Raul v. Joyce, et al.).

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